Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2021

Unaudited - Expressed in Canadian Dollars

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2021 and December 31, 2020
(Expressed in Canadian Dollars)

	Notes	September 30, 2021 $	December 31, 2020 $
ASSETS		(unaudited)	(audited)
Current assets
Cash and cash equivalents		3,730,557	3,762,980
Receivables	3	310,522	103,742
Prepaid expenses and deposits		149,128	87,515
		4,190,207	3,954,237
Non-current assets
Reclamation deposits		424,000	232,000
Equipment and right of use assets	4	205,952	243,249
Exploration and evaluation assets	5	10,890,292	5,808,840
		11,520,244	6,284,089
TOTAL ASSETS		15,710,451	10,238,326
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	6	760,032	130,699
Lease obligation - short-term	7	98,183	88,182
Flow-through premium liability	9	5,907	-
		864,122	218,881

Non-current liabilities
Lease obligation - long-term	7	54,219	129,212
Loan	8	40,000	40,000
Asset retirement obligations		275,000	275,000
		369,219	444,212
TOTAL LIABILITIES		1,233,341	663,093
EQUITY
Share capital	9	65,166,223	60,173,313
Share-based payment reserve	10	9,147,130	7,417,335
Accumulated other comprehensive loss ("AOCL")		(2,001)	(933)
Accumulated deficit		(59,834,242)	(58,014,482)
TOTAL EQUITY		14,477,110	9,575,233
TOTAL LIABILITIES AND EQUITY		15,710,451	10,238,326

Nature and continuance of operations (Note 1)

Commitments (Notes 7, 8 and 9)

Subsequent events (Note 15)

APPROVED BY:
DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three and nine months ended September 30, 2021 and 2020
Unaudited - Expressed in Canadian Dollars

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021 $	2020 $	2021 $	2020 $

Operating expenses
Amortization	4	24,157	24,478	72,408	73,435
Consulting fees		107,665	86,447	311,757	348,864
Corporate communications and investor relations		121,028	38,780	353,120	115,807
Legal, accounting and audit	11	45,997	51,820	196,483	154,788
Management and directors' fees	11	64,748	76,219	196,265	243,514
Office and general		74,820	43,121	213,491	114,107
Travel and accommodation		2,366	-	2,366	29,790
Stock-based compensation	9,11	283,214	-	840,406	2,662
		723,995	320,865	2,186,296	1,082,967
Other items
Interest income		(5,396)	(283)	(14,353)	(23,748)
Finance charge on lease		4,987	7,459	16,779	23,972
Income from sublease of office	7	(11,272)	(11,158)	(33,702)	(33,358)
Flow-through premium income	9	(288,071)	-	(335,260)	-
		(299,752)	(3,982)	(366,536)	(33,134)

Loss for the period		(424,243)	(316,883)	(1,819,760)	(1,049,833)

Other comprehensive loss
Exchange loss on translation of foreign accounts		(3,738)	-	(1,068)	-

Comprehensive loss for the period		(427,981)	(316,883)	(1,820,828)	(1,049,833)

Loss per share - basic and diluted	9	(0.00)	(0.01)	(0.02)	(0.02)
Weighted average number of shares outstanding - basic and diluted	9	85,528,428	60,466,022	79,216,710	57,163,448

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the nine months ended September 30, 2021 and 2020
Unaudited - Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	AOCL $	Accumulated deficit $	Total $

Balance at December 31, 2019		55,494,015	55,091,542	7,763,393	-	(55,992,684)	6,862,251

Exercise of warrants		10,726,535	2,668,233	-	-	-	2,668,233
Exercise of options		4,060,000	1,410,500	-	-	-	1,410,500
Transfer on the exercise of warrants		-	2,700	(2,700)	-	-	-
Transfer on the exercise of options		-	958,903	(958,903)	-	-	-
Stock-based compensation	9	-	-	2,662	-	-	2,662
Comprehensive loss for the period		-	-	-	-	(1,049,833)	(1,049,833)

Balance at September 30, 2020		70,280,550	60,131,878	6,804,452	-	(57,042,517)	9,893,813

Exercise of warrants		64,300	41,435	-	-	-	41,435
Stock-based compensation		-	-	612,883	-	-	612,883
Comprehensive loss for the period		-	-	-	(933)	(971,965)	(972,898)

Balance at December 31, 2020		70,344,850	60,173,313	7,417,335	(933)	(58,014,482)	9,575,233

Flow-through private placement	9	5,686,123	2,729,339	170,584	-	-	2,899,923
Transfer to flow-through premium liability	9	-	(341,167)	-	-	-	(341,167)
Private placement	9	8,997,455	3,778,931	269,924	-	-	4,048,855
Share issuance costs
Cash finders' fees	9	-	(451,671)	-	-	-	(451,671)
Brokers' warrants	9	-	(467,200)	467,200	-	-	-
Other fees	9	-	(323,641)	-	-	-	(323,641)
Exercise of options		500,000	50,000	-	-	-	50,000
Transfer on the exercise of options		-	18,319	(18,319)	-	-	-
Stock-based compensation	9	-	-	840,406	-	-	840,406
Comprehensive loss for the period		-	-	-	(1,068)	(1,819,760)	(1,820,828)

Balance at September 30, 2021		85,528,428	65,166,223	9,147,130	(2,001)	(59,834,242)	14,477,110

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the nine months ended September 30, 2021 and 2020
Unaudited - Expressed in Canadian Dollars

	2021 $	2020 $

Operating activities
Loss for the period	(1,819,760)	(1,049,833)
Adjustments for:
Amortization	72,408	73,435
Stock-based compensation	840,406	2,662
Flow-through premium income	(335,260)	-
Changes in non-cash working capital items:
Receivables	(206,780)	24,348
Prepaid expenses and deposits	(61,613)	(11,704)
Trade payables and accrued liabilities	(20,452)	25,471
Net cash flows used in operating activities	(1,531,051)	(935,621)

Investing activities
Expenditures on exploration and evaluation assets	(4,432,735)	(1,238,258)
British Columbia mining tax credits received	-	844,816
Purchase of equipment	(35,111)	-
Increase in reclamation deposits	(192,000)	-
Net cash flows used in investing activities	(4,659,846)	(393,442)

Financing activities
Proceeds from issuance of common shares	6,998,778	4,078,733
Share issuance costs	(775,312)	-
Proceeds from loan	-	40,000
Principal repayment of lease obligation	(64,992)	(56,013)
Net cash flows provided by financing activities	6,158,474	4,062,720

(Decrease) increase in cash and cash equivalents	(32,423)	2,733,657
Cash and cash equivalents, beginning	3,762,980	1,640,642

Cash and cash equivalents, ending	3,730,557	4,374,299

Cash	1,201,807	4,374,299
Cash equivalents	2,528,750	-

Supplemental cash flow information (Note 13)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

1. Nature and continuance of operations

Giga Metals Corporation (the "Company" or "Giga Metals") was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "GIGA" and the OTCQX under the symbol "HNCKF".  13,667,755 warrants of the Company commenced trading on the TSXV under the symbol "GIGA.WT" effective May 27, 2021.  The warrants were issued under a warrant indenture dated April 23, 2021 pursuant to the Company's short form prospectus dated April 19, 2021.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2021, the Company's accumulated deficit was $59,834,242, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at September 30, 2021, the Company had working capital of $3,326,085, giving the Company the ability to meet current obligations.

During 2020 and the current period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

2. Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting.  These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2020.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

References herein to "$" are to the Canadian dollar and "US$" are to the United States dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 26, 2021.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

3. Receivables

	September 30, 2021 $	December 31, 2020 $

Goods and Service sales tax	218,680	23,131
British Columbia mining exploration tax credits	74,309	74,309
Interest receivable and other receivables	17,533	6,302
	310,522	103,742

4. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2019	347,048	45,652	78,294	63,991	534,985
Additions	-	-	-	-	-
At December 31, 2020	347,048	45,652	78,294	63,991	534,985
Additions	-	26,874	8,237	-	35,111
At September 30, 2021	347,048	72,526	86,531	63,991	570,096
Depreciation:
At December 31, 2019	65,073	30,366	40,285	58,098	193,822
Charge for the year	86,764	4,585	5,386	1,179	97,914
At December 31, 2020	151,837	34,951	45,671	59,277	291,736
Charge for the period	65,073	2,751	3,818	766	72,408
At September 30, 2021	216,910	37,702	49,489	60,043	364,144
Net book value:
At December 31, 2020	195,211	10,701	32,623	4,714	243,249
At September 30, 2021	130,138	34,824	37,042	3,948	205,952

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

5. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in period	Balance, September 30,
	2019 $	2020 $	2020 $	2021 $	2021 $

Turnagain Nickel Cobalt Project

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,339,750	20,122	2,359,872	19,084	2,378,956
Claims renewal / staking	479,199	-	479,199	2,614	481,813
Drilling	14,361,757	-	14,361,757	1,757,629	16,119,386
Environmental studies	1,815,621	87,097	1,902,718	171,521	2,074,239
Exploration data management	965,220	12,296	977,516	16,241	993,757
First Nations	250,468	25,476	275,944	38,518	314,462
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	10,509,774	749,601	11,259,375	865,164	12,124,539
Geophysical services	801,643	52,436	854,079	8,021	862,100
Metallurgy	4,561,783	347,011	4,908,794	29,278	4,938,072
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	2,770,433	122,350	2,892,783	1,615,629	4,508,412
Transportation	2,984,941	15,504	3,000,445	519,513	3,519,958
Advances	71,645	(71,645)	-	-	-
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Asset retirement obligations	200,000	75,000	275,000	-	275,000
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining exploration tax credits	(3,208,494)	(19,978)	(3,228,472)	-	(3,228,472)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)	-	(1,777,377)
	4,390,312	1,415,270	5,805,582	5,043,212	10,848,794

Brazil Project

Assays and testing	-	-	-	3,313	3,313
Claims renewal / staking	-	3,258	3,258	35,062	38,320
Foreign exchange translation adjustment	-	-	-	(135)	(135)
	-	3,258	3,258	38,240	41,498

	4,390,312	1,418,528	5,808,840	5,081,452	10,890,292

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

Turnagain Cobalt Nickel Project

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

In July 2018, the Company sold a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  The purchaser of the NSR has a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Brazil Project

In December 2020, the Company staked 24 exploration permits in southern Piauí State, Northeast Region, Brazil.

6. Trade payables and accrued liabilities

	September 30, 2021 $	December 31, 2020 $
Trade payables	547,384	81,291
Accrued liabilities	212,648	49,408
	760,032	130,699

7. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021 $	December 31, 2020 $
Right-of-use asset from office lease repayable in monthly instalments of $9,364 and an interest rate of 12.5% per annum and an end date of March 31, 2023	152,402	217,394
Less: current portion	(98,183)	(88,182)
Non-current portion	54,219	129,212

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

September 30, 2021 $

2021	27,456
2022	111,609
2023	28,051
Total minimum lease payments	167,116
Less: imputed interest	(14,714)
Total present value of minimum lease payments	152,402
Less: current portion	(98,183)
Non-current portion	54,219

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 11) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,374 per month.  The total lease income from the subleasing of the office for the nine months ended September 30, 2021 was $33,702 (2020 - $33,358).

8. Loan

During the year ended December 31, 2020, the Company obtained an unsecured $40,000 loan as part of the government's economic response plan to the COVID-19 pandemic. The loan is interest free and is eligible for 25% forgiveness if $30,000 is fully repaid by December 31, 2022.  If not repaid in full by the maturity date, the loan will be converted into a loan at a fixed interest rate of 5% per annum with a maturity date of December 31, 2025.

9. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At September 30, 2021, there were 85,528,428 issued and fully paid common shares (December 31, 2020 - 70,344,850).

Financings

During the nine months ended September 30, 2021, the following equity financings were completed:

I) On April 23, 2021, the Company completed a marketed public offering of 13,667,755 units (the "Units") of the Company, including 1,067,755 Units issued pursuant to the over-allotment option which was exercised in part, for gross proceeds of $6,466,708.

The Units consist of 8,397,455 non-flow through units priced at $0.45 comprised of one common share and one warrant, and 5,270,300 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 23, 2024.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

The flow-through premium liability was determined to be $0.06 per flow-through unit and accordingly, $316,218 was allocated to the flow-through premium liability.  The Company used the residual method to value the share purchase warrants within the Units with a value of $410,033 allocated to the share purchase warrants.

II) On April 27, 2021, the Company completed a private placement of 1,015,823 Units of the Company for gross proceeds of $482,070.  The Units consist of 600,000 non-flow through units priced at $0.45 comprised of one common share and one common share purchase warrant, and 415,823 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 27, 2024.

The flow-through premium liability was determined to be $0.06 per flow-through unit and accordingly, $24,949 was allocated to the flow-through premium liability.  The Company used the residual method to value the share purchase warrants within the Units with a value of $30,475 allocated to the share purchase warrants.

In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds ($451,671) and 888,404 brokers' warrants equal to 6.5% of the Units sold under the offering.  Each brokers' compensation warrant shall entitle the holder thereof to purchase one Unit (on a non-flow through basis) having the same terms as a Unit at the exercise price of $0.45 until April 23, 2024.  The Company incurred other cash issuance costs including legal and filing fees of $323,641.

The fair value of $467,200 for the brokers' warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to share-based payment reserve.  The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.43; exercise price of $0.45 and $0.60; expected volatility of 106%; expected life of 3 years; a risk-free interest rate of 0.50%; and an expected dividend rate of nil.

The gross proceeds of the flow-through financing of $2,899,923 will not be available to the Company for future deduction from taxable income after renouncing the flow-through proceeds to the subscribers effective December 31, 2021.  Accordingly, the Company has recorded a flow-through premium liability in the aggregate amount of $341,167 representing the value of the tax benefit to be renounced to subscribers.  The flow-through premium liability will be reduced and recorded as an other income item as eligible Canadian Exploration Expenditures are incurred. As at September 30, 2021, the Company had incurred eligible Canadian Exploration Expenditures of $2,849,711 and accordingly, recorded flow-through premium income of $335,260.

During the nine months ended September 30, 2020, the Company did not complete any equity financings.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the nine months ended September 30, 2021 was based on the loss attributable to common shareholders of $1,819,760 (2020 - $1,049,833) and the weighted average number of common shares outstanding of 79,216,710 (2020 - 57,163,448).

Diluted loss per share did not include the effect of 6,500,000 stock options and 15,571,982 warrants as the effect would be anti-dilutive.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the nine months ended September 30, 2021 and the year ended December 31, 2020 are as follows:

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	7,000,000	$0.48	5,535,000	$0.34
Options granted	-	-	5,625,000	0.52
Options exercised	(500,000)	0.10	(4,060,000)	0.35
Options expired/forfeited	-	-	(100,000)	0.30
Options outstanding, ending	6,500,000	$0.51	7,000,000	$0.48
Options exercisable, ending	2,281,250	$0.49	2,731,250	$0.42

The weighted average share price on the date of option exercise during the nine months ended September 30, 2021 was $0.38.

Details of options outstanding as at September 30, 2021 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.30	2.82 years	50,000
$0.35	2.21 years	300,000
$0.40	1.01 years	150,000
$0.52	4.25 years	5,625,000
$0.55	1.35 years	300,000
$0.60	1.07 years	75,000
$0.51	3.90 years	6,500,000

Stock-based compensation

During the nine months ended September 30, 2021, the Company recorded $840,406 (2020 - $2,662) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company except for the 888,404 warrants as described below. The changes in warrants outstanding during the nine months ended September 30, 2021 and the year ended December 31, 2020 are as follows:

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	240,000	$0.70	11,870,001	$0.29
Warrants issued	15,571,982	0.59	-	-
Warrants exercised	-	-	(10,790,835)	0.25
Warrants expired	(240,000)	0.70	(839,166)	0.70
Warrants outstanding, ending	15,571,982	$0.59	240,000	$0.70

Details of warrants outstanding as at September 30, 2021 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.45	2.56 years	(1)888,404
$0.60	2.57 years	14,683,578
$0.59	2.57 years	15,571,982

(1) These warrants are exercisable into units with each unit being comprised of one common share and warrant.  Each warrant within the unit entitles the holder to purchase one common share at a price of $0.60 until April 23, 2024.

10. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

11. Related party transactions

	Three months ended September 30,		Nine months ended September 30,
	2021 $	2020 $	2021 $	2020 $
Accounting fees	8,834	6,987	29,370	25,441
Directors' fees	4,500	16,500	13,500	61,500
Management fees	57,000	57,000	171,000	171,000
Stock-based compensation	223,046	-	661,864	-
	293,380	80,487	875,734	257,941

There was $1,943 owing to related parties at September 30, 2021 (December 31, 2020 - $1,943) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the nine months ended September 30, 2021 amounted to $173,370 (2020 - $217,441) for short-term benefits and $649,912 (2020 - $nil) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 7).  During the nine months ended September 30, 2021, the Company recorded office sublease income of $33,702 (2020 - $33,358) relating to the sublease.

12. Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts and financial institutions. This risk is managed by using major banks and financial institutions that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as the timing of British Columbia mining tax credits.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company's liabilities as at September 30, 2021:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$760,032	$-	$-
Lease obligation	98,183	54,219	-
Loan	-	40,000	-
Asset retirement obligations	-	-	275,000
	$858,215	$94,219	$275,000

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at September 30, 2021, the Company had cash held in US dollars of US$20,793 and Brazilian Reals of R$16,836.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other price risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company has no exposure to this risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	September 30, 2021 $	December 31, 2020 $
Amortized cost:
Interest receivable and other receivables	17,533	6,302
Reclamation deposits	424,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	3,730,557	3,762,980
	4,172,090	4,001,282

Financial liabilities included in the statement of financial position are as follows:

	September 30, 2021 $	December 31, 2020 $
Amortized cost:
Trade payables and accrued liabilities	760,032	130,699
Lease obligation	152,402	217,394
Loan	40,000	40,000
	952,434	388,093

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020
  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at September 30, 2021 and December 31, 2020:

	As at September 30, 2021
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,730,557	$-	$-

Total	$3,730,557	$-	$-

	As at December 31, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,762,980	$-	$-

Total	$3,762,980	$-	$-

13. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the nine months ended September 30, 2021, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $680,269 included in accounts payable and accrued liabilities at September 30, 2021, less expenditures included in accounts payable at December 31, 2020 of $31,552 (net exclusion of $648,717); and,

b) Exploration and evaluation asset recovery of $74,309 included in receivables at September 30, 2021 and December 31, 2020.

During the nine months ended September 30, 2020, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $76,234 included in accounts payable and accrued liabilities at September 30, 2020, less expenditures included in accounts payable at December 31, 2019 of $315,597 (net inclusion of $239,363);

b) Exploration and evaluation asset recovery of $108,226 included in receivables at September 30, 2020, less amount included in receivables at December 31, 2019 of $1,007,373 (net inclusion of $899,147);

c) The transfer from share-based payment reserve to share capital of $961,603, representing the book value of stock options and warrants exercised.

Giga Metals Corporation Notes to the Condensed Interim Consolidated Financial Statements Unaudited - Expressed in Canadian Dollars For the nine months ended September 30, 2021 and 2020

14. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Geographic segments

The Company's assets are primarily located in Canada.  At September 30, 2021, the Company's assets are located in Canada except for $52,075 of assets located in Brazil.

15. Subsequent events

Grant of options

On October 27, 2021, the Company granted 1,390,000 stock options to directors, employees and consultants at a price of $0.45 up to October 27, 2026.  The options vest as to 25% on the date of grant and 25% every year thereafter.